Exhibit 99.1

AGNICO EAGLE ANNOUNCES ELECTION OF DIRECTORS

Toronto (April 26, 2024) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle") today announced that, at the annual and special meeting of shareholders held on April 26, 2024 (the "Meeting"), the eleven candidates listed in the management information circular dated March 22, 2024 were duly elected as directors of Agnico Eagle.

Detailed results of the vote are set out below:

Nominee	Votes For	Votes Withheld	Total Votes Cast	Percentage of Votes For	Percentage of Votes Withheld
Leona Aglukkaq	345,810,574	7,905,702	353,716,276	97.76%	2.24%
Ammar Al-Joundi	348,633,995	5,082,282	353,716,277	98.56%	1.44%
Sean Boyd	327,124,554	26,591,722	353,716,276	92.48%	7.52%
Martine A. Celej	344,447,452	9,268,675	353,716,127	97.38%	2.62%
Jonathan Gill	351,510,623	2,205,653	353,716,276	99.38%	0.62%
Peter Grosskopf	342,297,960	11,418,166	353,716,126	96.77%	3.23%
Elizabeth Lewis-Gray	351,584,844	2,131,281	353,716,125	99.40%	0.60%
Deborah McCombe	351,059,706	2,656,571	353,716,277	99.25%	0.75%
Jeffrey Parr	343,875,954	9,840,322	353,716,276	97.22%	2.78%
J. Merfyn Roberts	340,576,908	13,139,368	353,716,276	96.29%	3.71%
Jamie C. Sokalsky	343,002,463	10,713,813	353,716,276	96.97%	3.03%

Biographical information on all directors is available at www.agnicoeagle.com.

About Agnico Eagle

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.